Ballard Power Systems Inc.

News Release

Ballard Signs MOU With Tata Motors To Power Clean Fuel Cell Bus Demonstrations In India
• 12 fuel cell stacks to power buses in multiple cities

For Immediate Release – January 27, 2012

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) has announced signing of a non-binding Memorandum of Understanding (MOU) with Tata Motors (India) for 12 FCvelocityTM-1100 fuel cell stacks. These stacks are expected to power zero-emission buses planned for demonstration in various Indian cities. Delivery to Tata Motors is planned for 2012 and 2013, in-line with that Company’s plans.

Tata Motors, one of the world’s largest bus OEM’s, displayed the first fuel cell bus built in India at “Auto Expo 2012” held in New Delhi January 6-11, 2012. The bus is powered with a Ballard FCvelocityTM-1100 fuel cell stack, previously delivered to Tata Motors in 2011.

Mr. P.M. Telang, Managing Director (India Operations) at Tata Motors said, “We strive to be leaders in the use of technology, while maintaining very high standards of product quality. Working with technology companies such as Ballard only strengthens our ability to design and market the wheels of a greener world here in India.”

Tata Motors is part of the Tata Group, a pioneer in India’s automotive industry, and has previous bus system integration experience working with Ballard fuel cell products. Tata Motors’ plan to supply fuel cell buses for testing and demonstration in revenue service is supported by the Government of India’s Department of Scientific and Industrial Research under the Technology Development & Demonstration Programme.

John Sheridan, Ballard’s President and CEO said, “We are very pleased to have signed this MOU with India’s premier bus manufacturer for Tata’s upcoming zero-emission bus testing program. This is additional validation of the mature state of our products and of the growing global market for clean energy transit buses.”

Ballard FCvelocityTM-1100 fuel cell stacks are based on a design that is ideal for use in heavy duty vehicles. FCvelocityTM-1100 fuel cell stack technology is at the heart of the Company’s FCvelocityTM-HD6 fuel cell module, a “plug and play” power solution used by bus OEM’s around the world.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market adoption for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com